SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 6)

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organogenesis Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68621F102
(CUSIP Number)

Ben Silbert, Esq.
65 East 55th Street, 18th Floor
New York, NY 10022
(212) 593-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners (Offshore) IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Managing Member IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
Thompson Dean

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,380,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,380,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,380,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 68621F102	13D

1	NAMES OF REPORTING PERSONS
David Burgstahler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,983,360

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,983,360

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,983,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D first filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2018 (as amended, the “Statement”), and is filed by Avista Acquisition Corp. (the “Sponsor”), Avista Acquisition, LLC (“Avista Acquisition”), Avista Capital Managing Member IV, LLC (“Avista MM”), Avista Capital Partners IV GP, L.P. (“Avista GP”), Avista Capital Partners (Offshore) IV, L.P. (“ACP Offshore”), Avista Capital Partners IV, L.P., (“ACP Onshore” and together with ACP Offshore, collectively the “PIPE Investors”), Thompson Dean, and David Burgstahler (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Organogenesis Holdings Inc. (the “Issuer” or the “Company”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is supplemented as follows:

The information set forth in Item 5 of this Amendment No. 6 is incorporated herein by reference.

On May 24, 2021, Joshua Tamaroff resigned from the Issuer’s board of directors (the “Board”) and any of the Board’s committees on which he served, effective immediately. Mr. Tamaroff, an employee of an affiliate of the Reporting Persons, had served on the Board as a representative of the Reporting Persons.

On May 26, 2021, certain of the Reporting Persons made a distribution in kind, on a pro-rata basis, for no additional consideration, of 8,769,989 shares of Common Stock to the limited partners of such Reporting Persons, including Messrs. Dean and Burgstahler, directly and indirectly through certain trusts or other entities controlled by them, and Mr. Tamaroff, in accordance with their organizational documents (the “May 26, 2021 Distribution”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is supplemented as follows:

(a) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 6, as of May 26, 2021, are incorporated herein by reference.  Following the May 26, 2021 Distribution, the Reporting Persons may be deemed to beneficially own an aggregate of 4,363,989 shares of Common Stock, which constitutes approximately 3.40% of the Common Stock (based on 128,218,266 shares of Common Stock outstanding as of May 1, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the SEC on May 11, 2021 (the “Outstanding Shares”).

Avista Acquisition and Sponsor may be deemed to beneficially own 0 shares of Common Stock, which represents approximately 0% of the Outstanding Shares.

ACP Offshore directly beneficially owns 0 shares of Common Stock, which represents approximately 0% of the Outstanding Shares.

ACP Onshore directly beneficially owns 0 shares of Common Stock, which represents approximately 0% of the Outstanding Shares.

Avista MM and Avista GP may be deemed to beneficially own 0 shares of Common Stock, which represents approximately 0% of the Outstanding Shares.

Mr. Dean may be deemed to beneficially own 2,380,629 shares of Common Stock through certain trusts or other entities controlled by him, which represents 1.86% of the Outstanding Shares.

Mr. Burgstahler may be deemed to beneficially own 1,983,360 shares of Common Stock through certain trusts or other entities controlled by him, which represents 1.55% of the Outstanding Shares.

Other than as disclosed in this Amendment No. 6 for Messrs. Dean and Burgstahler and the following shares of Common Stock received by the Scheduled Persons in the May 26, 2021 Distribution, to the knowledge of the Reporting Persons, none of the Scheduled Persons beneficially owned any shares of Common Stock as of May 26, 2021: 120,172 shares of Common Stock by John Cafasso; 323,489 shares of Common Stock by Robert Girardi; 120,172 shares of Common Stock by Ben Silbert; 452,487 shares of Common Stock by Sriram Venkataraman.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 6 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Exchange Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)  The responses of each Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 6 and (ii) Item 5(a) hereof, in each case, as of May 26, 2021, are incorporated herein by reference.

(c) Except for the May 26, 2021 Distribution described in Item 4 of this Amendment No. 6 (which is incorporated herein by reference), and the May 14, 2021 Distribution described in Amendment No. 5 to Schedule 13D filed with the SEC on May 18, 2021, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transactions in Common Stock during the past 60 days.

(e)  Following the May 26, 2021 Distribution, the Reporting Persons, individually and collectively, ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2021
AVISTA ACQUISITION CORP.
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner
/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
By: Benjamin Silbert, as Attorney-in-Fact
/s/ Benjamin Silbert

DAVID BURGSTAHLER
By: Benjamin Silbert, as Attorney-in-Fact
/s/ Benjamin Silbert